Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

PROSPERITY BANCSHARES, INC.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Income before taxes	$213,766	$191,802	$168,723	$126,436	$125,755
Interest expense, including deposits	45,240	66,389	102,513	120,149	140,173
Estimated interest component of net rental expense(1)	1,725	1,754	1,694	1,571	1,304

Earnings, including deposits	$260,731	$259,945	$272,930	$248,156	$267,232

Interest expense, including deposits	$45,240	$66,389	$102,513	$120,149	$140,173
Estimated interest component of net rental expense(1)	1,725	1,754	1,694	1,571	1,304

Fixed charges, including deposits	$46,965	$68,143	$104,207	$121,720	$141,477

Consolidated ratio of earnings to fixed charges including deposits	5.55x	3.81x	2.62x	2.04x	1.89x

Income before taxes	$213,766	$191,802	$168,723	$126,436	$125,755
Interest expense, excluding deposits	4,265	4,880	6,679	12,457	17,491
Estimated interest component of net rental expense(1)	1,725	1,754	1,694	1,571	1,304

Earnings, excluding deposits	$219,756	$198,436	$177,096	$140,464	$144,550

Interest expense, excluding deposits	$4,265	$4,880	$6,679	$12,457	$17,491
Estimated interest component of net rental expense(1)	1,725	1,754	1,694	1,571	1,304

Fixed charges, including deposits	$5,990	$6,634	$8,373	$14,028	$18,795

Consolidated ratio of earnings to fixed charges excluding deposits	36.69x	29.91x	21.15x	10.01x	7.69x

(1)	Equal to one-third of lease expense for operating leases, which total lease expense for operating leases was (dollars in thousands) $5,176, $5,263, $5,083, $4,714 and $3,911 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.